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SECURITI 04004129 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53599

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Schwartz Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

3707 W. Maple Road
(No. and street)

Bloomfield Hills	**MI**	**48301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Schwartz **(248) 644-8500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 N. Stetson Ave.	**Chicago**	**IL**	**60601-6779**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/25

AFFIRMATION

I, Robert C. Schwartz, President, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Schwartz Fund Distributors, Inc. (the "Company") for the year ended December 31, 2003, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert C. Schwartz
Signature

Robert C. Schwartz, President
Name and Title

Mary A. Gladchun
Notary Public

Name: MARY A. GLADCHUN
State/County: NOTARY PUBLIC WAYNE CO., MI
MY COMMISSION EXPIRES Mar 14, 2004
Exp. Date: 3/14/2004

Schwartz Fund Distributors, Inc.

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

SEC File Number 8-53599

SCHWARTZ FUND DISTRIBUTORS, INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this, see section 17 C.F.R. 240.17a-5(e)(3)

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
Schwartz Fund Distributors, Inc.

We have audited the following financial statements of Schwartz Fund Distributors, Inc. (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Schwartz Fund Distributors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Schwartz Fund Distributors, Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 17, 2004

SCHWARTZ FUND DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 42,171
RECEIVABLES:	
Distribution fees	33,382
Other	960
TOTAL ASSETS	$ 76,513

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Income taxes payable	1,506
Accrued expenses and other liabilities	797
Total liabilities	2,303
SHAREHOLDER'S EQUITY:	
Common stock, $1.00 par value; authorized, 60,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	55,209
Retained earnings	18,001
Total shareholder's equity	74,210
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 76,513

See notes to financial statements.

SCHWARTZ FUND DISTRIBUTORS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Distribution fees	$285,005
Contingent deferred sales charge	11,463
Interest	131
Total revenues	296,599
EXPENSES:	
Employee compensation and benefits	3,800
Promotional fees	220,956
State registration fees	17,349
Occupancy and equipment	1,050
Printing fees	16,464
Sub-distribution fees	4,800
Other expenses	27,136
Total expenses	291,555
INCOME BEFORE INCOME TAXES	5,044
INCOME TAX PROVISION	1,530
NET INCOME	$ 3,514

See notes to financial statements.

SCHWARTZ FUND DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE—January 1, 2003	1,000	$ 1,000	$ 49,000	$ 14,487	$ 64,487
Net income				3,514	3,514
Additional contribution by parent			6,209		6,209
BALANCE—December 31, 2003	1,000	$ 1,000	$ 55,209	$ 18,001	$ 74,210

See notes to financial statements.

SCHWARTZ FUND DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,514
Adjustments to reconcile net income to net cash used in operating activities:	
Change in distribution fees receivable	(20,143)
Change in income tax payable	1,506
Change in other accounts receivable	191
Change in accrued expenses and other liabilities	797
Net cash flows used in operating activities	(14,135)
CASH AND CASH EQUIVALENTS:	
Beginning of year	56,306
End of year	$ 42,171
Noncash Investing Activities—	
Income tax paid by parent on behalf of company	$ 6,209

See notes to financial statements.

1. INTRODUCTION AND BASIS OF PRESENTATION

Schwartz Fund Distributors, Inc. (the "Company"), a registered broker-dealer, is a wholly owned subsidiary of Schwartz Investment Counsel, Inc. (the "Parent"), a Michigan corporation. The Company, a Michigan corporation, was formed for the purpose of conducting business as a distributor of the shares of the Schwartz Investment Trust, which includes the Schwartz Value Fund, Ave Maria Catholic Values Fund, Ave Maria Growth Fund, and Ave Maria Bond Fund (the "Trust"), management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, which are managed by the Parent.

The Company earns fees from such distribution activities, in accordance with a plan of distribution between the Company and the Ave Maria Catholic Values Fund, Ave Maria Growth Fund, and Ave Maria Bond Fund pursuant to Rule 12b-1 of the Investment Company Act of 1940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents consists of the Company's operating accounts held at a major regional bank.

Distribution Fees Receivable—Distribution fees represent amounts received under contractual agreements with mutual funds sponsored by the Parent.

Income Taxes—Income tax expense is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

3. RELATED PARTIES

The Company has a cost assumption agreement with the Parent. Under the terms of this agreement, the Parent assumes and pays on behalf of the Company costs associated with occupancy, personnel costs, costs to purchase or lease capital assets, and all advertising and other promotional costs, except those costs otherwise agreed to by the two parties. Effective December 1, 2003, the Parent began invoicing the Company for these costs. Expenses for employee compensation and occupancy totaled $4,850 and are included in the Statement of Income.

4. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

At December 31, 2003, the Company had no deferred tax assets or liabilities.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $40,226, which was $35,226 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

* * * * * *

SCHWARTZ FUND DISTRIBUTORS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL:	
Total shareholder's equity qualified for net capital	$74,210
Deductions—total nonallowable assets	(33,984)
Net Capital	$40,226
AGGREGATE INDEBTEDNESS	$ 2,303
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT—Minimum net capital requirements—6-2/3% x aggregate indebtedness (minimum dollar requirement—$5,000)	$ 5,000
EXCESS NET CAPITAL	$35,226
RATIO—Aggregate indebtedness to net capital	0.06

Note: There were no material difference between the above computation and the Company's corresponding unaudited FOCUS Report filed on January 22, 2004.

SCHWARTZ FUND DISTRIBUTORS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 17, 2004

Schwartz Fund Distributors, Inc.
3707 W. Maple Road
Bloomfield Hills, MI 48301

In planning and performing our audit of the financial statements of Schwartz Fund Distributors, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP